UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIVERAMP HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

53815P 108

(CUSIP Number of Class of Securities)

Scott E. Howe

Chief Executive Officer

225 Bush Street, 17th Floor

San Francisco, CA 94104

(866) 352-3267

Jerry C. Jones

Chief Ethics and Legal Officer

225 Bush Street, 17th Floor

San Francisco, CA 94104

(866) 352-3267

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael C. Labriola

Mark G.C. Bass

Wilson Sonsini Goodrich & Rosati

Professional Corporation

1700 K Street NW, Fifth Floor

Washington, DC 20006

(202) 973-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$500,000,000	$60,600

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $500 million in value of shares of the common stock, par value $0.10 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$60,600	Filing Party:	LiveRamp Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission by LiveRamp Holdings, Inc., a Delaware corporation (“LiveRamp” or the “Company”), on November 13, 2018. The Schedule TO relates to the offer by LiveRamp to purchase up to $500 million in value of shares of its common stock, par value $0.10 per share (the “Shares”), at a price not greater than $49.00 nor less than $44.50 per Share, net to the sellers in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2018 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”).

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO, the Offer to Purchase and the Letter of Transmittal to reflect an amendment to the Offer to Purchase and the Letter of Transmittal to extend the expiration date from December 12, 2018 to December 13, 2018.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

Each reference to “December 12, 2018” in the Offer to Purchase and Letter of Transmittal is hereby amended by replacing it with “December 13, 2018”.

Item 12.    Exhibits.

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)*	Offer to Purchase, dated November 13, 2018.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable

(a)(5)(A)*	Summary Advertisement, dated November 13, 2018, as published in The Wall Street Journal

(a)(5)(B)*	LiveRamp Holdings, Inc. Press Release, dated November 13, 2018, announcing the transaction.

(a)(5)(C)**	LiveRamp Holdings, Inc. Press Release, dated December 4, 2018.

(b)	Not applicable.

(d)(1)	Amended and Restated 2005 Equity Compensation Plan of LiveRamp Holdings, Inc. (previously filed as Exhibit 99.1 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-219839) filed October 1, 2018 and incorporated herein by reference).

(d)(2)	LiveRamp, Inc. 2006 Equity Incentive Plan (previously filed as Exhibit 99.2 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-197463) filed October 1, 2018 and incorporated herein by reference).

(d)(3)	Pippio, Inc. 2014 Equity Incentive Plan (previously filed as Exhibit 99.3 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-214926) filed October 1, 2018 and incorporated herein by reference).

(d)(4)	Arbor Equity Compensation Plan (previously filed as Exhibit 99.4 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-214926) filed October 1, 2018 and incorporated herein by reference).

(d)(5)	Solve Media, Inc. 2009 Stock Plan (previously filed as Exhibit 99.5 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-214926) filed October 1, 2018 and incorporated herein by reference).

(d)(6)	Circulate Equity Compensation Plan (previously filed as Exhibit 99.6 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-214926) filed October 1, 2018 and incorporated herein by reference).

(d)(7)	Amended and Restated Key Associate Stock Option Plan of LiveRamp Holdings, Inc. (previously filed as Exhibit 99.7 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-91395) filed October 1, 2018 and incorporated herein by reference).

(d)(8)	2011 Nonqualified Equity Compensation Plan (previously filed as Exhibit 99.8 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-214927) filed October 1, 2018 and incorporated herein by reference).

(d)(9)	2005 Stock Purchase Plan of LiveRamp Holdings, Inc. (previously filed as Exhibit 99.9 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-127743) filed October 1, 2018 and incorporated herein by reference).

(d)(10)	2018 Equity Compensation Plan of Pacific Data Partners LLC (previously filed as Exhibit 99.10 to the Company’s Post-Effective Amendment No.1 to Form S-8 (Registration No. 333-227540) filed October 1, 2018 and incorporated herein by reference).

(d)(11)	Form of Performance Unit Award Agreement under the Amended and Restated 2005 Equity Compensation Plan of LiveRamp Holdings, Inc. (previously filed as Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 and incorporated herein by reference).

(d)(12)	Form of Stock Option Grant Agreement under the Amended and Restated 2005 Equity Compensation Plan of LiveRamp Holdings, Inc. (previously filed as Exhibit 10.16 to the Company’s Form 10-K for the fiscal year ended March 31, 2017 and incorporated herein by reference).

(d)(13)	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2005 Equity Compensation Plan of LiveRamp Holdings, Inc. (previously filed as Exhibit 10.17 to the Company’s Form 10-K for the fiscal year ended March 31, 2017 and incorporated herein by reference).

(d)(14)	Form of Restricted Stock Unit Award under the 2011 Nonqualified Equity Compensation Plan (previously filed as Exhibit 10.18 to the Company’s Form 10-K for the fiscal year ended March 31, 2017 and incorporated herein by reference).

(d)(15)	Form of Restricted Stock Unit Award under the Arbor Equity Compensation Plan (previously filed as Exhibit 10.19 to the Company’s Form 10-K for the fiscal year ended March 31, 2017 and incorporated herein by reference).

(d)(16)	Employment Agreement by and between Acxiom Corporation and Scott E. Howe dated as of February 14, 2018 (previously filed as Exhibit 10.22 to the Company’s Form 10-K for the fiscal year ended March 31, 2018 and incorporated herein by reference).

(d)(17)	Employment Agreement by and between Acxiom Corporation and Warren C. Jenson dated as of February 14, 2018 (previously filed as Exhibit 10.23 to the Company’s Form 10-K for the fiscal year ended March 31, 2018 and incorporated herein by reference).

(d)(18)	Memorandum to Rick Erwin re: Terms for AMS Deal Incentive, dated April 2, 2018 (previously filed as Exhibit 10.24 to the Company’s Form 10-K for the fiscal year ended March 31, 2018 and incorporated herein by reference).

(d)(19)	Memorandum to Dennis Self re: Terms for AMS Deal Incentive, dated April 2, 2018 (previously filed as Exhibit 10.24 to the Company’s Form 10-K for the fiscal year ended March 31, 2018 and incorporated herein by reference).

(d)(20)	Acxiom Corporation Non-Qualified Deferral Plan, amended and restated effective January 1, 2009 (previously filed as Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and incorporated herein by reference).

(d)(21)	First Amendment to the Acxiom Corporation Non-Qualified Deferral Plan, amended and restated effective July 1, 2009 (previously filed as Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and incorporated herein by reference).

(d)(22)	Acxiom Corporation Non-Qualified Matching Contribution Plan, amended and restated effective January 1, 2009 (previously filed as Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and incorporated herein by reference).

(d)(23)	First Amendment to the Acxiom Corporation Non-Qualified Matching Contribution Plan, amended and restated effective July 1, 2009 (previously filed as Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and incorporated herein by reference).

(d)(24)	Amended and Restated 2010 Executive Cash Incentive Plan of Acxiom Corporation (previously filed as Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015 and incorporated herein by reference).

(d)(25)	Amended and Restated 2010 Executive Officer Severance Policy of Acxiom Corporation (previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 and incorporated herein by reference).

(d)(26)	Form of Officer and Key Employee Indemnity Agreement (previously filed as Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2018

LIVERAMP HOLDINGS, INC.

By:	/s/ Jerry C. Jones
Name:	Jerry C. Jones
Title:	Chief Ethics and Legal Officer, Executive Vice President and Assistant Secretary